EXHIBIT 99.1

Just Energy Group Inc. Announces Delay in Filing Annual Financial Statements and Application for Management Cease Trade Order

TORONTO, July 29, 2022 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the “Company”) (NEX:JE.H; OTC:JENGQ), a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions, carbon offsets and renewable energy options to customers, today announced that the Company is unable to file its annual filings, including the annual audited financial statements and management discussion and analysis for the year ended March 31, 2022 (the “Annual Filings”), within the prescribed time period under applicable Canadian securities laws without unreasonable effort or expense because the Company needs additional time to complete its financial statements and related disclosures due to the Company’s ongoing proceedings under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) and under Chapter 15 of the United States Bankruptcy Court for the Southern District of Texas.

The Company has filed an application with the Ontario Securities Commission, its principal regulator, for a management cease trade order, in accordance with National Policy 12-203 - Management Cease Trade Orders (“NP 12-203”). If approved, this application would give the Company extra time of up to one month after July 29, 2022 to file the Annual Filings. There can be no certainty that a management cease trade order will be granted. The applicable regulatory authorities may instead determine to issue a full cease trade order against the Company. The Company intends to file the Annual Filings on or before August 12, 2022.

The Company has established a blackout on trading of the Company’s securities by directors and officers in connection with the Annual Filings and intends to continue the blackout until such time as the Annual Filings have been filed.

The Company confirms that it intends to satisfy the provisions of the alternative information guidelines found in Section 9 and 10 of NP 12-203 for so long as it is delayed in filing the Reporting Documents.

As previously reported, FTI Consulting Canada Inc. (the “Monitor”) is overseeing the Company's CCAA proceedings as the court-appointed Monitor. Further information regarding the CCAA proceedings is available at the Monitor’s website at http://cfcanada.fticonsulting.com/justenergy. Information regarding the CCAA proceedings can also be obtained by calling the Monitor’s hotline at 416-649-8127 or 1-844-669-6340 or by email at justenergy@fticonsulting.com.

ABOUT JUST ENERGY

Just Energy is a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions, carbon offsets and renewable energy options to customers. Operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, Filter Group, Hudson Energy, Interactive Energy Group, Tara Energy, and Terrapass. Visit https://investors.justenergy.com to learn more.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements, including with respect to the timing by which the Company will file the Reporting Documents. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks with respect to the ability of the Company to continue as a going concern; the ability of the Company to file the Annual Filings by August 12, 2022; the ability of the Company to obtain a management cease trade order from the Ontario Securities Commission; the outcome of proceedings under the CCAA, the outcome of any potential litigation with respect to the February 2021 extreme weather event in Texas, the outcome of any invoice dispute with the Electric Reliability Council of Texas, Inc.; the Company’s discussions with key stakeholders regarding the CCAA proceedings, the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales; uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic; the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements; general economic, business and market conditions; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions and renewals; customer credit risk; rates of customer attrition; fluctuations in natural gas and electricity prices; interest and exchange rates; actions taken by governmental authorities including energy marketing regulation; increases in taxes and changes in government regulations and incentive programs; changes in regulatory regimes; results of litigation and decisions by regulatory authorities; competition; and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations or financial results are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com and on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at investors.justenergy.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Michael Carter
Chief Financial Officer
Just Energy
mcarter@justenergy.com

or

Investors
Michael Cummings
Alpha IR
Phone: (617) 982-0475
JE@alpha-ir.com

Media
Boyd Erman
Longview Communications
Phone: 416-523-5885
berman@longviewcomms.ca

Source: Just Energy Group Inc.